October 8, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-18-10

Not for distribution to United States newswire services or for dissemination in the United States

QUATERRA ACCOUNCES INCREASE OF UP TO APPROXIMATELY C$2 MILLION IN PREVIOUSLY ANNOUCED PRIVATE PLACEMENT OFFERING

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) (TSX VENTURE:QTA)(NYSE Amex:QMM) is pleased to announce that due to strong investor demand for its recently announced "best efforts" private placement of units (the "Offering"), the Company has increased the size of the Offering by up to approximately C$2 million.

The Offering, which is being led by GMP Securities L.P., will now include the issuance of up to an additional 1,414,450 at a price of C$1.45 per unit, for a total offering of up to 10,379,450 units to be issued for aggregate gross proceeds of up to approximately C$15 million.

The private placement is expected to close on or about October 27, 2010, subject to finalization of subscription agreements and receipt of regulatory approval. GMP Securities L.P. will be the sole agent in respect of the private placement, which is subject to the parties executing a formal agency agreement.

The increase in the offering size will not affect the option granted by the Company to GMP Securities L.P., exercisable up to 48 hours prior to closing, to increase the size of the private placement through the issuance of up to an additional 1,344,750 units for additional gross proceeds of up to approximately C$1.95 million.

All securities issued as part of this placement will be subject to a four-month hold period from the closing date. The funds raised will be used to fund the Company's exploration program, as well as for other general and corporate purposes.
The private placement will be made in compliance with the rules of the TSX Venture Exchange and the NYSE Amex.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.